SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

US Dataworks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91729G103

(CUSIP Number)

May 5, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91729G103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Darren Michael Ridge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,122,963

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,122,963

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,122,963

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.01%

12.	Type of Reporting Person (See Instructions) IN

This Schedule 13G, dated July 25, 2003, of Darren Michael Ridge (the “Reporting Person”) is filed to reflect an increase in the percentage of outstanding shares of US Dataworks, Inc. (“US Dataworks”) common stock, par value $.0001 per share (“Shares”) beneficially owned by the Reporting Person as a result of the Reporting Person’s agreement to accept additional warrants in consideration for extending the maturity date on an outstanding note to US Dataworks.  The New Warrant Agreement and Note Extension Agreement through which the Reporting Person obtained Shares in excess of 5% of US Dataworks’ authorized and outstanding Shares was executed, and an immediately convertible warrant for up to an additional 250,000 Shares was deemed issued on May 5, 2003.

Item 1.
	(a)	Name of Issuer US Dataworks, Inc.
	(b)	Address of Issuer's Principal Executive Offices 5301 Hollister Road, Suite 250, Houston, TX 77040.

Item 2.
	(a)	Name of Person Filing Darren Michael Ridge
	(b)	Address of Principal Business Office or, if none, Residence Awbridge, Dane - Awbridge, Romsey Hampshire, SO510GF, U.K.
	(c)	Citizenship British
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 91729G103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,122,963
(b) Percent of class: 5.01%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,122,963
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 3,122,963
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2003
Date
/s/ Daneil M. Grigsby
Signature
Daneil M. Grigsby Attorney-in-fact
Name/Title

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel M. Grigsby, Ira D. Moskatel and Sarah Dorobkin and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all forms required to obtain an access code to file electronically with the Securities and Exchange Commission and to file and/or transmit the same or cause the same to be filed and/or transmitted, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer of the associated securities, a and any securities exchange(s) and/or quotation services granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as be might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

DARREN MICHAEL RIDGE

/s/ Darren Michael Ridge	22-07-03
Signature	Date